legal & compliance, llc

laura aNTHONy, esq. JOHN CACOMANOLIS, ESQ. CHAD FRIEND, ESQ., LLM LAZARUS ROTHSTEIN, ESQ. MARC S. WOOLF, ESQ. OF COUNSEL: CRAIG D. LINDER, ESQ. PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

August 14, 2017

VIA ELECTRONIC EDGAR FILING

Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed June 30, 2017
File No. 333-215239

Dear Mr. King:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 3 to the above-referenced registration statement on Form S-1 (“Amendment No. 3”). Amendment No. 3 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated July 27, 2017. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Risk Factors, page 5

Comment 1. Please include a new risk factor discussing the risks to prospective purchasers that may arise as a result of the arbitrary nature of the $5 per share fixed offering price or tell us why you believe such a risk factor is unnecessary.

Response: The Company acknowledges the Staff’s comment and has included the following risk factor in Amendment No. 3:

The offering price of the shares offered by the selling stockholders has been arbitrarily determined and such price should not be used by an investor as an indicator of the fair market value of the shares.

The offering price for the shares offered hereby by the selling stockholders has been arbitrarily determined and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company. Accordingly, the actual value of shares of our common stock may be significantly less than the offering price of $3.00 per share. The value of shares purchased at the fixed offering price of $3.00 per share may decline in value or have significantly less value when you attempt to sell such shares.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Dietrich A. King

August 14, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources, page 23

Comment 2. In view of your completed tender offer for OneMain shares, the fact that you liquidated the shares tendered into the offer soon thereafter, and your pending tender offer for LendingClub shares, please revise your disclosure to clarify whether you intend to continue to use exchange offers as a means of obtaining target shares that so intend, please revise your risk factor disclosure on page 5 (“We may need to raise additional capital . . . .”) to address the risks associated with this funding strategy.

Response: The Company does not intend to launch the LendingClub exchange offer or another exchange offer in the near future, and has revised its disclosure in Amendment No. 3 to make this clear. See, e.g. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—LendingClub Corporation Tender Offer.” Accordingly, the Company has not made any changes to the risk factor that begins “We may need to raise additional capital…” to address any such exchange offers.

Recent Developments, page 43

Comment 3. Please update the prospectus to reflect recent developments concerning your tender offer for LendingClub shares. In addition, to the extent staff comments on the filings for the tender offer are applicable to the disclosures in the prospectus for the resale transaction, please revise the prospectus accordingly.

Response: The Company has updated its disclosure in Amendment No. 3 to reflect recent developments concerning the withdrawn LendingClub tender offer.

Closed Tender Offer for Shares of OneMain Holdings, Inc. Common Stock, page 43

Comment 4. Please disclose the per share valuation of your shares of common stock used in connection with the OneMain tender offer. In addition, regarding the planned use of the proceeds from the sale of OneMain shares, please clarify whether a further use of the proceeds will be to fund the $1.2 million payable to Mr. Mathieson pursuant to the terms of the consulting agreement that your wholly-owned subsidiary Investment Evolution Corporation entered into with Mr. Mathieson on July 1, 2017. In this regard we note the current report on Form 8-K that you filed on July 3, 2017. Please make conforming revisions to the prospectus summary.

Response: The Company has disclosed the per share valuation of the Company’s shares used in connection with the OneMain tender offer. Regarding the use of proceeds from the sale of OneMain shares, the Company has included the following disclosure in Amendment No. 3:

The current planned use of the proceeds from the sale of OneMain shares is to fund increased new loan volumes in Q3 and a further use is to fund the payables to Mr. Mathieson pursuant to the terms of the consulting agreement entered into on July 1, 2017.

Executive Compensation, page 45

Certain Relationships and Related Transactions, page 48

Comment 5. Please revise these sections to address the consulting agreement that your wholly-owned subsidiary Investment Evolution Corporation entered into with Mr. Mathieson on July 1, 2017. In addition, please address the status of the January 1, 2017 consulting agreement between Investment Evolution Corporation and Mr. Mathieson.

Response: The Company has revised its disclosure to address Mr. Mathieson’s July 1, 2017 consulting agreement and the status of the January 1, 2017 consulting agreement.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Dietrich A. King

August 14, 2017

If the Staff has any comments regarding Amendment No. 4 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc: Jessica Livingston/U.S. Securities and Exchange Commission

Paul Mathieson/IEG Holdings Corporation

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832